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PARTNERS
JOHN ADEBIYI ♦
CHRISTOPHER W. BETTS
EDWARD H.P. LAM ♦*
G.S. PAUL MITCHARD QC ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE *
ALEC P. TRACY *
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)
GREGORY G.H. MIAO (NEW YORK)
ALAN G. SCHIFFMAN (NEW YORK)

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January 7, 2014

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Xunlei Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Xunlei Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common shares to be represented by American depositary shares (“ADSs”) in the United States via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

The Company has included in this submission its audited consolidated financial statements as of December 31, 2011 and 2012 and for each of the two years ended December 31, 2011 and 2012, and unaudited interim consolidated financial statements as of September 30, 2013 and each of the nine-month periods ended September 30, 2012 and 2013.

As an “emerging growth company” defined in the JOBS Act, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended December 31, 2011 and 2012 and the nine-month periods ended September 30, 2012 and 2013, and omitted the selected financial information as of and for the years ended December 31, 2008, 2009 and 2010.

The Company further respectfully advises the staff of the Commission that it is relying on Section 1220.2 of the Division of Corporation Finance Financial Reporting Manual in submitting the Draft Registration Statement which includes the latest financial statements as of, and for the nine months ended, September 30, 2013.  Under Section 1220.2 of the Financial Reporting Manual, third quarter data is timely through the 45th day after the most recent fiscal year-end for all filers in connection with initial public offerings.  The Company undertakes that it will include in  submissions and filings after February 15, 2014 its consolidated financial statements as of, and for the year ended, December 31, 2013.

*              *              *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com or the audit engagement partner at PricewaterhouseCoopers, Wilson Chow, by telephone at +86-755-8261-8886, or via e-mail at wilson.wy.chow@cn.pwc.com. PricewaterhouseCoopers is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Sean Shenglong Zou, Chairman and Chief Executive Officer of Xunlei Limited
Tao Thomas Wu, Chief Financial Officer of Xunlei Limited
Wilson Chow, Partner, PricewaterhouseCoopers
James C. Lin, Partner, Davis Polk & Wardwell LLP